# SEC Schedule 13D/A (Amendment No. 37) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SERINA THERAPEUTICS, INC., CIK 0001708599
CUSIP: 00848H108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 601 Genome Way, Suite 2001, Huntsville, Alabama (AL), 35806
Date of event which requires filing of this statement: 03/20/2026
Filed by CIK 0001724307
Persons authorized to receive notices and communications: David Gill, c/o Juvenescence Limited, 1st Floor, Viking House, St Pauls Square, Ramsey, Isle Of Man (Y8), IM8 1GB, 441624639393

## Reporting persons
- Juvenescence Limited (CIK 0001724307): type of reporting person: corporation (CO); citizenship or place of organization: Isle Of Man (Y8); source of funds: working capital (WC); sole voting power 4,400,781; shared voting power 0; sole dispositive power 4,400,781; shared dispositive power 0; aggregate amount beneficially owned 4,400,781 (27.3% of the class)
  Comment: Note to rows 7, 9 and 11: Comprised of (i) 3,267,188 shares of Common Stock held directly by JuvVentures (UK) Limited, (ii) 755,728 shares of Common Stock that may be acquired on exercise of the Replacement Incentive Warrants held by JuvVentures (UK) Limited and (iii) 377,865 shares of Common Stock that may be acquired on exercise of the Incentive Warrants held by JuvVentures (UK) Limited (capitalized terms are defined below).
- JuvVentures (UK) Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: working capital (WC); sole voting power 4,400,781; shared voting power 0; sole dispositive power 4,400,781; shared dispositive power 0; aggregate amount beneficially owned 4,400,781 (27.3% of the class)
  Comment: Note to rows 7,9 and 11: Comprised of (i) 3,267,188 shares of Common Stock, (ii) 755,728 shares of Common Stock that may be acquired on exercise of the Replacement Incentive Warrants and (iii) 377,865 shares of Common Stock that may be acquired on exercise of the Incentive Warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: SERINA THERAPEUTICS, INC.
Address of issuer's principal executive offices: 601 Genome Way, Suite 2001, Huntsville, Alabama (AL), 35806
Comment:
This amendment (the "Amendment") amends and supplements the beneficial ownership statement on Schedule 13D filed with the Securities and Exchange Commission on August 16, 2019 (as amended by Amendment No. 1 filed April 6, 2020, Amendment No. 2 filed July 31, 2020, Amendment No. 3 filed October 7, 2020, Amendment No. 4 filed November 11, 2020, Amendment No. 5 filed January 12, 2021, Amendment No. 6 filed February 9, 2021, Amendment No. 7 filed February 17, 2021, Amendment No. 8 filed May 11, 2021, Amendment No. 9 filed May 11, 2021, Amendment No. 10 filed September 14, 2021, Amendment No. 11 filed November 2, 2021, Amendment No. 12 filed November 18, 2021, Amendment No. 13 filed December 13, 2021, Amendment No. 14 filed February 14, 2022, Amendment No. 15 filed February 22, 2022, Amendment No. 16 filed April 11, 2022, Amendment No. 17 filed June 24, 2022, Amendment No. 18 filed August 23, 2022, Amendment No. 19 filed October 25, 2022, Amendment No. 20 filed December 15, 2022, Amendment No. 21 filed January 25, 2023, Amendment No. 22 filed February 17, 2023, Amendment No. 23 filed March 22, 2023, Amendment No. 24 filed April 12, 2023, Amendment No. 25 filed August 24, 2023, Amendment No. 26 filed November 1, 2023, Amendment No. 27 filed November 16, 2023, Amendment No. 28 filed December 13, 2023, Amendment No. 29 filed January 9, 2024, Amendment No. 30 filed January 17, 2024, Amendment No. 31 filed February 5, 2024, Amendment No. 32 filed February 14, 2024, Amendment No. 33 filed March 7, 2024, Amendment No. 34 filed March 26, 2024, Amendment No. 35 filed July 5, 2024 and Amendment no. 36 filed December 9, 2024, the "Original and Amended Statement"). The Original and Amended Statement, as amended by this Amendment (the "Statement") is filed on behalf of Juvenescence Limited, an Isle of Man company, Juvenescence US Corp., a Delaware corporation and JuvVentures (UK) Limited, a company incorporated in the United Kingdom (each a "Reporting Person" and collectively as the "Reporting Persons"), and relates to the shares of Common Stock of Serina Therapeutics, Inc., par value $0.0001 per share (the "Common Stock").

Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original and Amended Statement. This Amendment amends the Original and Amended Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original and Amended Statement remain unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original and Amended Statement is hereby amended and restated in its entirety to read as follows:

The Reporting Persons beneficially owns an aggregate of 4,400,781 shares of Common Stock, representing (i) 3,267,188 shares of Common Stock held directly by JuvVentures (UK) Limited, (ii) 755,728 shares of Common Stock that may be acquired on exercise of the Replacement Incentive Warrants held by JuvVentures (UK) Limited and (iii) 377,865 shares of Common Stock that may be acquired on exercise of the Incentive Warrants held by JuvVentures (UK) Limited. This aggregate amount represents approximately 27.3% of the Issuer's outstanding common stock, based upon 14,997,505 shares outstanding as of May 10, 2026, as reported on the Issuer's Quarterly Report filed on Form 10-Q on May 14, 2026 and giving effect to the exercise of the Warrants and taking into account the two Tranches of New Shares as described in Item 6.

As previously disclosed by the Issuer in its Current Report on Form 8-K filed on March 23, 2026, on March 17, 2026, the Issuer entered into a Securities Purchase Agreement with certain investors, pursuant to which the Issuer agreed to issue and sell, in a private placement (the "Private Placement"), shares of its Common Stock, pre-funded warrants to purchase shares of its Common Stock and redeemable warrants to purchase shares of its Common Stock. On March 20, 2026, the Investors funded $15.0 million in the Private Placement and the issuance of the shares of Common Stock in connection therewith resulted in a greater than 1% ownership change for the Reporting Persons. Neither of the Reporting Persons participated in the Private Placement.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except for the information set forth in Item 6, which is incorporated by reference into this Item 5(c), the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Juvenescence Limited: /s/ Gregory H. Bailey, Gregory H. Bailey/Executive Chairman (07/22/2026)
- JuvVentures (UK) Limited: /s/ David Gill, David Gill/Director (07/22/2026)